Exhibit 99.1
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
CONTINUING CONNECTED TRANSACTIONS
AND
PROVISION OF FINANCIAL ASSISTANCE TO/BY CONNECTED PERSONS
The Waiver in respect of the Continuing Connected Transactions will expire on 31 December 2005. The connected transactions covered by the Waiver are set out in the paragraph headed “The Continuing Connected Transactions — Background of the Continuing Connected Transactions” below. The Directors wish to continue to conduct some of the connected transactions covered by the Waiver and to undertake other continuing connected transactions for the period from 1 January 2006 to 31 December 2008 including:
—	purchases of materials and automotive components by each of Shenyang Automotive, Xing Yuan Dong, Dongxing, Ningbo Yuming and ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive);

—	purchases of materials and automotive components by each of ChenFa, Dongxing and Shenyang Brilliance Power from Shenyang Automotive;

—	sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive);

—	sale of materials and automotive components by Xing Yuan Dong to JinBei and its subsidiaries and associates (other than Shenyang Automotive); and

—	sale of materials and automotive components by each of Ningbo Yuming, Dongxing, Xing Yuan Dong, ChenFa and Shenyang Brilliance Power to Shenyang Automotive.
Particulars of the materials and automotive components to be purchased from/sold to the connected parties are set out in the paragraph headed “The Caps” below.
Shenyang Automotive and Xing Yuan Dong will provide cross guarantees to each other’s banking facilities in the amount of RMB350 million and Xing Yuan Dong and JinBei will provide cross guarantees to each other’s banking facilities in the amount of RMB385 million for a period of one year commencing from 1 January 2006 to 31 December 2006.

Each of JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive are connected persons of the Company within the meaning of the Listing Rules. Accordingly, the purchases of materials and automotive components, the sale of automobiles, materials and automotive components and the provision of financial assistance by/to the Group to/by JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive constitute connected transactions under Chapter 14A of the Listing Rules. The Financial Assistance also constitutes a discloseable transaction under Chapter 14 of the Listing Rules.
An Independent Board Committee has been established to advise the Shareholders as to (i) the terms of the Continuing Connected Transactions and the caps on the relevant Continuing Connected Transactions for the three financial years ending 31 December 2008; and (ii) the Financial Assistance.
The Company has appointed Partners Capital International Limited as the independent financial adviser to advise the Independent Board Committee and the Shareholders in respect of the Continuing Connected Transactions and the Financial Assistance. Given that no connected person which is a party to the Continuing Connected Transactions and Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the ordinary resolutions to be proposed at the Special General Meeting in respect of the Continuing Connected Transactions and the relevant caps for the Continuing Connected Transactions for the three financial years ending 31 December 2008 and the Financial Assistance.
A circular containing, amongst other things, details of the terms of the Continuing Connected Transactions and the Financial Assistance, letters from the Independent Board Committee and from the Independent Financial Adviser and a notice to Shareholders convening the Special General Meeting to approve the terms of the Continuing Connected Transactions, the caps for the three financial years ending 31 December 2008 on the relevant Continuing Connected Transactions and the Financial Assistance will be dispatched to Shareholders as soon as practicable.
THE CONTINUING CONNECTED TRANSACTIONS
Background of the Continuing Connected Transactions
The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. During the course of its business, the Group acquires materials and automotive components from certain connected persons and sells automobiles, materials and automotive components to certain connected persons, on an ongoing basis.
In 2003, the Company has obtained the Waiver from the Stock Exchange from strict compliance with the requirements of the then Chapter 14 of the Listing Rules in respect of the following transactions for the three financial years ending 31 December 2005:
(1)	purchases of materials and automotive components by each of Shenyang Automotive, Xing Yuan Dong and Dongxing from the JinBei Group;

(2)	purchases of materials and automotive components by Ningbo Yuming from subsidiaries and associates of a third party who is no longer a connected person of the Company within the meaning of Listing Rules (the “Third Party”);

(3)	sale of automobiles and automotive components by Shenyang Automotive to the JinBei Group; and

(4)	sale of automotive components by Dongxing to (Tieling Brilliance Rubber Products Company Limited*).
The Group will continue with the connected transactions referred to in (1), (3) and (4) above in its ordinary course of business for the three financial years ending 31 December 2008. With the completion of the acquisition of the remaining 49% interest in Ningbo Yuming by the Group in November 2004 (details of the acquisition was disclosed in an announcement made by the Company dated 19 October 2004) and the disposal of the interest of the Third Party in the various subsidiaries and associates which the Group had transactions with to the JinBei Group, the transactions referred to in (2) above will continue in the form of transactions between Ningbo Yuming and the JinBei Group

(please refer to Continuing Connected Transaction A.4 below). ChenFa which was established in 2003 to develop, manufacture and sell power trains and Shenyang Brilliance Power which was established in 2004 to manufacture and sell power trains will also enter into transactions with the JinBei Group and Shenyang Automotive in the three financial years ending 31 December 2008 (please refer to Continuing Connected Transactions A.5, B.1, B.3, C.6 and C.7 below).
Requirements of the Listing Rules
JinBei owns 49% of the equity interests of Shenyang Automotive, a 51% owned subsidiary of the Company. Being a substantial shareholder of a subsidiary of the Company, JinBei is considered as a connected person of the Company under the Listing Rules. The subsidiaries and associates of JinBei are associates of JinBei within the meaning of the Listing Rules and are accordingly considered as connected persons of the Company. Therefore, transactions between members of the Group (including Shenyang Automotive) on one part and JinBei and its subsidiaries and associates (other than Shenyang Automotive) on the other part constitute connected transactions under the Listing Rules.
Shenyang Automotive is 49% owned by JinBei, a connected person of the Company, and is an associate of a connected person of the Company. Accordingly, Shenyang Automotive is a connected person of the Company under the Listing Rules. Therefore, transactions between members of the Group (other than Shenyang Automotive) on one part and Shenyang Automotive on the other part constitute connected transactions under the Listing Rules.
Transactions between the Group and each of JinBei and Shenyang Automotive constitute connected transactions under Rule 14A.13(1)(a) of the Listing Rules and should be subject to reporting, announcement and shareholders’ approval requirements as set out in Rule 14A.35 of the Listing Rules. Given that no connected person which is a party to the Continuing Connected Transactions is a Shareholder, all Shareholders are eligible to vote on the ordinary resolutions to be proposed at the Special General Meeting in respect of the Continuing Connected Transactions and the relevant caps for the Continuing Connected Transactions for the three financial years ending 31 December 2008. The
Continuing Connected Transactions
A.	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

1.	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Vendors:
JinBei and its subsidiaries and associates (other than Shenyang Automotive), including but not limited to, (Jin Ya Drive Shaft Company Limited*), (Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited*), (Shenyang JinBei Automobile Manufacture Company Limited*), (Tieling Brilliance Rubber Products Company Limited*), (Shanghai Minth Accessories Company Limited*), (Ningbo Minth Machines Co. Ltd.*)

Purchaser:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement:
On 16 December 2005, Shenyang Automotive and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Pricing policy:
The materials and automotive components are to be provided to Shenyang Automotive by JinBei and its subsidiaries and associates (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Shenyang Automotive from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
2.	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Vendors:
JinBei and its subsidiaries and associates (other than Shenyang Automotive), including but not limited to, (Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited*), (Jin Ya Drive Shaft Company Limited*), (Tieling Brilliance Rubber Products Company Limited*), (Ningbo Minth Machines Co. Ltd.*)

Purchaser:	Xing Yuan Dong, a wholly owned subsidiary of the Company

Agreement:
On 16 December 2005, Xing Yuan Dong and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Pricing policy:
The materials and automotive components are to be provided to Xing Yuan Dong by JinBei and its subsidiaries and associates (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Xing Yuan Dong from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

3.	Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Vendors:
JinBei and its subsidiaries and associates (other than Shenyang Automotive), including but not limited to, (Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited*), (Tieling Brilliance Rubber Products Company Limited*), (Ningbo Minth Machines Co. Ltd.*)

Purchaser:	Dongxing, a wholly owned subsidiary of the Company

Agreement:
On 16 December 2005, Dongxing and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Pricing policy:
The materials and automotive components are to be provided to Dongxing by JinBei and its subsidiaries and associates (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Dongxing from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

4.	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Vendors:	JinBei and its subsidiaries and associates (other than Shenyang Automotive), including but not limited to, (Shanghai Minth Accessories Company Limited*), (Ningbo Minth Machines Co. Ltd.*)

Purchaser:	Ningbo Yuming, a wholly owned subsidiary of the Company

Agreement:
On 16 December 2005, Ningbo Yuming and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Pricing policy:
The materials and automotive components are to be provided to Ningbo Yuming by JinBei and its subsidiaries and associates (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Ningbo Yuming from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

5.	Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Vendors:
JinBei and its subsidiaries and associates (other than Shenyang Automotive), including but not limited to, (Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited*), (Jin Ya Drive Shaft Company Limited*), ” (Tieling Brilliance Rubber Products Company Limited*)

Purchaser:	ChenFa, a wholly owned subsidiary of the Company

Agreement:
On 16 December 2005, ChenFa and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Pricing policy:
The materials and automotive components are to be provided to ChenFa by JinBei and its subsidiaries and associates (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by ChenFa from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

B.	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive

1.	Purchases of materials and automotive components by ChenFa from Shenyang Automotive

Vendor:	Shenyang Automotive, a 51% owned subsidiary of the Company

Purchaser:	ChenFa, a wholly owned subsidiary of the Company

Agreement:	On 16 December 2005, Shenyang Automotive and ChenFa entered into a framework agreement in relation to the purchases of materials and automotive components by ChenFa from Shenyang Automotive

Pricing policy:
The materials and automotive components are to be provided to ChenFa by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by ChenFa from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

2.	Purchases of materials and automotive components by Dongxing from Shenyang Automotive

Vendor:	Shenyang Automotive, a 51% owned subsidiary of the Company

Purchaser:	Dongxing, a wholly owned subsidiary of the Company

Agreement:	On 16 December 2005, Shenyang Automotive and Dongxing entered into a framework agreement in relation to the purchases of materials and automotive components by Dongxing from Shenyang Automotive

Pricing policy:
The materials and automotive components are to be provided to Dongxing by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by Dongxing from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

3.	Purchases of materials and automotive components by Shenyang Brilliance Power from Shenyang Automotive

Vendor:	Shenyang Automotive, a 51% owned subsidiary of the Company

Purchaser:	Shenyang Brilliance Power, a 75.01% owned subsidiary of the Company

Agreement:
On 16 December 2005, Shenyang Automotive and Shenyang Brilliance Power entered into a framework agreement in relation to the purchases of materials and automotive components by Shenyang Brilliance Power from Shenyang Automotive

Pricing policy:
The materials and automotive components are to be provided to Shenyang Brilliance Power by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by Shenyang Brilliance Power from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

C.	Sale of automobiles, materials and automotive components by members of the Group to connected persons

1.	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Vendor:	Shenyang Automotive, a 51% owned subsidiary of the Company

Purchasers:
JinBei and its subsidiaries and associates (other than Shenyang Automotive), including but not limited to, (Shenyang JinBei Automobile Manufacture Company Limited*), (Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited*), (Tieling Brilliance Rubber Products Company Limited*)

Agreement:
On 16 December 2005, Shenyang Automotive and JinBei entered into a framework agreement in relation to the sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Pricing	The automobiles and automotive components are to be provided to JinBei and its subsidiaries and associates (other than Shenyang Automotive) by Shenyang Automotive policy:
on terms which are no less favourable than the terms which can be obtained by Shenyang Automotive from independent third parties for sale of automobiles and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

2.	Sale of materials and automotive components by Xing Yuan Dong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Vendor:	Xing Yuan Dong, a wholly owned subsidiary of the Company

Purchasers:	JinBei and its subsidiaries and associates (other than Shenyang Automotive), including but not limited to, (Ningbo Minth Machines Co. Ltd.*)

Agreement:
On 16 December 2005, Xing Yuan Dong and JinBei entered into a framework agreement in relation to the sale of materials and automotive components by Xing Yuan Dong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Pricing policy:
The materials and automotive components are to be provided to JinBei and its subsidiaries and associates (other than Shenyang Automotive) by Xing Yuan Dong on terms which are no less favourable than the terms which can be obtained by Xing Yuan Dong from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

3.	Sale of materials and automotive components by Ningbo Yuming to Shenyang Automotive

Vendor:	Ningbo Yuming, a wholly owned subsidiary of the Company

Purchaser:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement:	On 16 December 2005, Ningbo Yuming and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by Ningbo Yuming to Shenyang Automotive

Pricing policy:
The materials and automotive components are to be provided to Shenyang Automotive by Ningbo Yuming on terms which are no less favourable than the terms which can be obtained by Ningbo Yuming from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

4.	Sale of materials and automotive components by Dongxing to Shenyang Automotive

Vendor:	Dongxing, a wholly owned subsidiary of the Company

Purchaser:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement:	On 16 December 2005, Dongxing and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by Dongxing to Shenyang Automotive

Pricing policy:
The materials and automotive components are to be provided to Shenyang Automotive by Dongxing on terms which are no less favourable than the terms which can be obtained by Dongxing from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
5.	Sale of materials and automotive components by Xing Yuan Dong to Shenyang Automotive

Vendor:	Xing Yuan Dong, a wholly owned subsidiary of the Company

Purchaser:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement:	On 16 December 2005, Xing Yuan Dong and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by Xing Yuan Dong to Shenyang Automotive

Pricing policy:
The materials and automotive components are to be provided to Shenyang Automotive by Xing Yuan Dong on terms which are no less favourable than the terms which can be obtained by Xing Yuan Dong from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

6.	Sale of materials and automotive components by ChenFa to Shenyang Automotive

Vendor:	ChenFa, a wholly owned subsidiary of the Company

Purchaser:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement:	On 16 December 2005, ChenFa and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by ChenFa to Shenyang Automotive

Pricing policy:
The materials and automotive components are to be provided to Shenyang Automotive by ChenFa on terms which are no less favourable than the terms which can be obtained by ChenFa from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

7.	Sale of materials and automotive components by Shenyang Brilliance Power to Shenyang Automotive

Vendor:	Shenyang Brilliance Power, a 75.01% owned subsidiary of the Company

Purchaser:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement:
On 16 December 2005, Shenyang Brilliance Power and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by Shenyang Brilliance Power to Shenyang Automotive

Pricing policy:
The materials and automotive components are to be provided to Shenyang Automotive by Shenyang Brilliance Power on terms which are no less favourable than the terms which can be obtained by Shenyang Brilliance Power from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

THE CAPS
Historical figures

	Continuing Connected Transaction	Major type of products	Historical figures in RMB for the financial years ended 31 December
			2002	2003	2004
A.	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)
	1. Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Seats, steering systems, fuel pumps and driving shafts	154,029,308	327,980,732	232,977,626
	2. Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Axles, torsion bars, gear boxes, seats and rubber products	81,201,548	140,213,262	67,306,264
	3. Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Rubber products	1,323,875	2,503,835	2,204,383
	4. Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Inside cutting, outside cutting and moulding	4,773,922	14,336,246	9,782,106
	5. Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Driving shafts	Nil	Nil	23,048,633
B.	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive
	1. Purchases of materials and automotive components by ChenFa from Shenyang Automotive	Gear boxes	Nil	Nil	31,487,841
	2. Purchases of materials and automotive components by Dongxing from Shenyang Automotive	Component parts for rear axles and steel panels	Nil	25,136.50	6,557,520.29

	Continuing Connected Transaction	Major type of products	Historical figures in RMB for the financial years ended 31 December
			2002	2003	2004
	3. Purchases of materials and automotive components by Shenyang Brilliance Power from Shenyang Automotive	Nil	Nil	Nil	Nil
C.	Sale of automobiles, materials and automotive components by members of the Group to connected persons
	1. Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Press parts	5,633,042	84,027,293	28,863,715
	2. Sale of materials and automotive components by Xing Yuan Dong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Engines, gear boxes and seats	Nil	17,978	Nil
	3. Sale of materials and automotive components by Ningbo Yuming to Shenyang Automotive	Side windows, floor depression bars and moulding	289,341,374	186,742,791	143,984,688
	4. Sale of materials and automotive components by Dongxing to Shenyang Automotive	Rear axles, press parts, welding parts, paints and special vehicle modification	164,432,496	171,458,295	124,200,720
	5. Sale of materials and automotive components by Xing Yuan Dong to Shenyang Automotive	Power trains, driving axle assembly, rear heaters and water tank assembly	5,611,925,786	4,857,261,365	2,626,065,816
	6. Sale of materials and automotive components by ChenFa to Shenyang Automotive	Power trains	Nil	Nil	370,922,166
	7. Sale of materials and automotive components by Shenyang Brilliance Power to Shenyang Automotive	Nil	Nil	Nil	Nil
Proposed annual caps

	Continuing Connected Transaction	Major type of products	Estimated amounts in RMB for the financial years ending 31 December
			2006	2007	2008
A.	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)
	1. Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Seats, steering systems, fuel pumps and driving shafts	230,000,000	280,000,000	350,000,000

	Continuing Connected Transaction	Major type of products	Estimated amounts in RMB for the financial years ending 31 December
			2006	2007	2008
	2. Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Axles, torsion bars, gear boxes, seats and rubber products	280,000,000	300,000,000	330,000,000
	3. Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Rubber products	4,000,000	4,800,000	7,000,000
	4. Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Inside cutting, outside cutting and moulding	5,000,0000	6,000,000	7,000,000
	5. Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Driving shafts	500,000	600,000	700,000
B.	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive
	1. Purchases of materials and automotive components by ChenFa from Shenyang Automotive	Gear boxes	25,000,000	25,000,000	25,000,000
	2. Purchases of materials and automotive components by Dongxing from Shenyang Automotive	Component parts for rear axles and steel panels	35,000,000	40,000,000	48,000,000
	3. Purchases of materials and automotive components by Shenyang Brilliance Power from Shenyang Automotive	Power trains and gear boxes	104,000,000	260,000,000	420,000,000
C.	Sale of automobiles, materials and automotive components by members of the Group to connected persons
	1. Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Press parts	85,000,000	100,000,000	120,000,000
	2. Sale of materials and automotive components by Xing Yuan Dong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Engines, gear boxes and seats	500,000,000	550,000,000	600,000,000

Continuing Connected Transaction	Major type of products	Estimated amounts in RMB for the financial years ending 31 December
		2006	2007	2008
3. Sale of materials and automotive components by Ningbo Yuming to Shenyang Automotive	Side windows, floor depression bars and moulding	145,000,000	155,000,000	175,000,000
4. Sale of materials and automotive components by Dongxing to Shenyang Automotive	Rear axles, press parts, welding parts, paints and special vehicle modification	150,000,000	160,000,000	170,000,000
5. Sale of materials and automotive components by Xing Yuan Dong to Shenyang Automotive	Power trains, driving axle assembly, rear heaters and water tank assembly	2,600,000,000	2,800,000,000	3,600,000,000
6. Sale of materials and automotive components by ChenFa to Shenyang Automotive	Power trains	560,000,000	610,000,000	720,000,000
7. Sale of materials and automotive components by Shenyang Brilliance Power to Shenyang Automotive	Power trains	106,000,000	265,000,000	424,000,000
Basis of the caps
In determining the value of the caps for the Continuing Connected Transactions for the three financial years ending 31 December 2008, the Board has taken into account the following factors:
—	the anticipated growth of the automobile industry in the PRC in the three financial years ending 31 December 2008 which will lead to an increase in demand for the existing models of minibuses and sedans manufactured by the Group;

—	the scheduled launch of new models of existing minibuses and sedans and new range of automobiles in the coming three financial years; and

—	the anticipated sales of minibuses and sedans in the coming three financial years, particularly the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC in the year 2006.
It is expected that the launch of the new models of existing products and new range of products and the anticipated increase in sales of minibuses and sedans in the coming three financial years will lead to an increase in production of minibuses and sedans and accordingly, an increase in demand for materials and automotive components, the subject of the Continuing Connected Transactions. Materials purchased will be used to produce automotive components and automotive components purchased will be used for further processing into core automotive components. The automotive components will be used in the production of automobiles by Shenyang Automotive.
ChenFa was established in 2003 to develop, manufacture and sell power trains and Shenyang Brilliance Power was established in 2004 to manufacture power trains. To cater for the anticipated increase in the production of automobiles explained above, more engines and power trains will be required. In determining the caps for Continuing Connected Transactions A.5, B.1, B.3, C.6 and C.7, the Company has taken into account the above-mentioned factors and the resulting increase in purchase materials and automotive components for the production of engines and power trains and the sale of engines and power trains to Shenyang Automotive for use in the production of automobiles.

In a move towards centralization of purchases by enterprises in the automobile industry as explained in the sub-paragraph headed “Reasons for the Continuing Connected Transactions — Centralization of purchases” below, purchases of materials and automotive components by the Group via Xing Yuan Dong on behalf of other Group members (please refer to Continuing Connected Transactions A.2 and C.5) and by the Group (including Shenyang Automotive and Xing Yuan Dong) on behalf of the JinBei Group (please refer to Continuing Connected Transactions C.1 and C.2) will increase. In determining the caps for Continuing Connected Transactions A.2, C.1, C.2 and C.5, the Company has taken into account the anticipated increase in automobile production and the trend of centralization of purchases of materials and automotive components.
THE FINANCIAL ASSISTANCE
On 16 December 2005, Shenyang Automotive and Xing Yuan Dong and Xing Yuan Dong and JinBei entered into agreements for the provision of cross guarantees. The banking facilities, that will be granted to each of Shenyang Automotive, Xing Yuan Dong and JinBei, will be for a term of one year commencing from 1 January 2006 to 31 December 2006. In the event of the cross guarantees are to be extended for more than one year along with the renewal of the banking facilities, the Company has to comply with all the relevant requirements under Chapter 14A of the Listing Rules. No fee is payable or charged and no securities will be taken or provided in relation to the provision of the cross guarantee.
Pursuant to such agreements, Shenyang Automotive and Xing Yuan Dong will provide cross guarantees to each other’s banking facilities in the amount of RMB350 million and Xing Yuan Dong and JinBei will provide cross guarantee to each other’s banking facilities in the amount of RMB385 million.
Each of JinBei and Shenyang Automotive are connected persons of the Company. The provision of the cross guarantees between Shenyang Automotive and Xing Yuan Dong and the cross guarantee between Xing Yuan Dong and JinBei constitute connected transactions under Rule 14A.13(2)(a)(i), Rule 14A.13(b)(ii) and Rule 14A.14(3) of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements under Rule 14A.63 of the Listing Rules. Given that no connected person which is a party to the Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the ordinary resolution to be proposed at the Special General Meeting in respect of the Financial Assistance. The Financial Assistance also constitutes a discloseable transaction under Chapter 14 of the Listing Rules.
REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS AND THE FINANCIAL ASSISTANCE
Reasons for the Continuing Connected Transactions
The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. The manufacture and sale of minibuses and sedans by the Group is carried out by Shenyang Automotive, a 51% owned subsidiary of the Company. The other subsidiaries of the Company are mainly engaged in the manufacture and sale of automotive components in the PRC, and some of such automotive components are sold to Shenyang Automotive for use in its assembly process as an automobile manufacturer. The Continuing Connected Transactions are carried out in the ordinary course of business of the Group and will continue to be carried out in the three financial years ending 31 December 2008 after the expiration of the Waiver by 31 December 2005. Accordingly, the Board considers it appropriate to seek Shareholders’ approval for the Continuing Connected Transactions and the relevant caps for the respective Continuing Connected Transactions for each of the three financial years ending 31 December 2008.
The Group purchases raw materials and basic automotive components in its ordinary course of business to be used in the manufacturing of automotive components and for processing into core automotive components for use in automobile manufacturing.
The Group will purchase raw materials and automotive components from the JinBei Group and Shenyang Automotive where the price offer by such companies are more favourable than other suppliers in order to control the costs of production of automobiles produced by the Group.

After processing the raw materials and the basic automotive components, the Group sells the processed automotive components to Shenyang Automotive and the JinBei Group which, as automobile manufacturers, will use the processed automotive components in their assembly process.
In addition, the Group also purchases engines and other core automotive components from the connected persons so as to ensure the quality of the core automotive components and also to ensure the technology used in the production of such core automotive components remained within the control of the Group. It is believed that control over such core automotive components will enable the Group to exercise more effective control over the quality of the automobiles produced by the Group.
In light of the manufacturing flow of the Group described above, the Continuing Connected Transactions are entered into for the following reasons:
Control over quality and technology — Most of the automotive components supplied by the JinBei Group and Shenyang Automotive were specifically designed for use in the manufacture of the Group’s minibuses and sedans. Shenyang Automotive is a 51% owned subsidiary of the Company and JinBei is the joint venture partner of the Company in Shenyang Automotive. Upon completion of the acquisition of (Shenyang Automobile Industry Asset Management Company Limited*) and (Shenyang Xinjinbei Investment Co., Ltd.*) as announced by the Company in the announcement dated 31 December 2003, the Company will have an effective equity interest of 40.1% in JinBei and an effective equity interest of 70.7% in Shenyang Automotive. The shareholding arrangements enable the Group to control the quality of the products of Shenyang Automotive and JinBei and the technology used in the production of the required automotive components. As such core automotive components will be used in the production of automobiles of the Group, such control will enable the Group to exercise more effective control over the quality of the automobiles produced by the Group. Therefore, the purchases from Shenyang Automotive and the JinBei Group are necessary for the Group to continue to carry out its business of automobile manufacturing.
Proximity — The JinBei Group has been one of the major suppliers of automotive components to the Group for use in the manufacture of minibuses and sedans. The manufacturing facilities of the JinBei Group and the Group are both located in Shenyang, the PRC. The close proximity of the manufacture facilities of the Group and the JinBei Group means that the Group will be able to obtain the required materials and automotive components at a lower cost in a timely manner in terms of procurement lead time and transportation cost, compared to other suppliers. Based on the experience of the Directors in the industry, the purchases of materials and automotive components from manufacturers closed to the production facilities is a key means of cost reduction in the PRC automotive industry.
Centralization of purchases — Instead of having each member of the Group purchasing the materials and automotive components required for use in their production, the Group centralized the purchases of materials and automotive components which are purchased in batches. This is because the need of an automotive component manufacturer and automobile manufacturer to purchase materials and automotive components depends on the expected demand for automobiles in the market and also fluctuation in prices for such materials and automotive components. Since it is difficult to predict with any degree of accuracy over a long period of time, in the interest of efficient inventory planning and to avoid incurring unnecessary costs by ordering materials and automotive components which are not in need, the best practice of the automobile industry advocates shorter, rather than longer supply cycles. In line with industrial practice, the Group usually orders materials and automotive components in batches. Centralization of purchases of materials and automotive parts enables the Group to enjoy a better price for bulk purchases. It is believed that centralization of purchases by Xing Yuan Dong for other members of the Group (please refer to Continuing Connected Transactions A.2 and C.5) in the coming years will enable the Group to enjoy a lower price for bulk purchases.
In the premises, the Directors (including the independent non-executive Directors) consider the Continuing Connected Transactions to be in the interest of the Group and that the terms of the framework agreements governing the Continuing Connected Transactions to be fair and reasonable in so far as the Shareholders are concerned.

Reasons for the Financial Assistance
With the tightening of the lending regulations of the banks in the PRC, it is becoming a common practice for banks in the PRC to request for either guarantee or securities to secure banking facilities granted to borrowers. Shenyang Automotive is the subsidiary within the Group principally engaged in the manufacturing of automobiles and automotive components. Shenyang Automotive’s banking facilities will be utilized to finance the expanded production capacity of Shenyang Automotive in anticipation of the scheduled launch of new models of minibuses and sedans and the business strategy of increasing the market share of the Group in the domestic sedan market in the PRC.
JinBei’s banking facilities will be utilized by JinBei as working capital to improve the quality of the automotive components currently produced by the JinBei Group and the expansion of its product range and production facilities. Since the JinBei is one of the suppliers of the Group, the Directors believe that the Group will be able to benefit from the improved quality of the automotive components manufactured by the JinBei Group and with the anticipated launch of the new models of minibuses and sedans, the Group will also be able to benefit from the improvement in production facilities and increase in product range of the JinBei Group.
Xing Yuan Dong is one of the subsidiaries of Group engaged in the manufacturing of automotive components. Xing Yuan Dong’s banking facilities secured by the guarantees provided by JinBei and Shenyang Automotive will be utilized by Xing Yuan Dong to improve its production facilities in order to support the scheduled launch of new models of minibuses and sedans. In the premises, the Directors consider the provision of the financial assistance to and from the connected persons of the Company to be in the interest of the Group and that the terms of the agreements in relation to the provision of the cross guarantees to be fair and reasonable in so far as the Shareholders are concerned.
GENERAL
An Independent Board Committee has been established to advise the Shareholders as to (i) the terms of the Continuing Connected Transactions and the caps on the relevant Continuing Connected Transactions for the three financial years ending 31 December 2008; and (ii) the Financial Assistance.
The Company has appointed Partners Capital International Limited as the independent financial adviser to advise the Independent Board Committee and the Shareholders in respect of the Continuing Connected Transactions and the Financial Assistance. A circular containing, amongst other things, details of the terms of the Continuing Connected Transactions and the Financial Assistance, letters from the Independent Board Committee and from the Independent Financial Adviser and a notice to Shareholders convening a special general meeting of the Company to approve the terms of the Continuing Connected Transactions, the caps for the three financial years ending 31 December 2008 on the relevant Continuing Connected Transactions and the Financial Assistance will be dispatched to Shareholders as soon as practicable.
DEFINITIONS
In this announcement, unless otherwise defined, terms used herein shall have the following meanings:

“associates”	has the meaning ascribed thereto in the Listing Rules;

“Board”	the board of Directors;

“ChenFa”
(Shenyang ChenFa Automobile Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 19 June 2003 and a wholly owned subsidiary of the Company. The principal activities of ChenFa are the development, manufacture and sale of power train in the PRC;

“Company”
Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange and the New York Stock Exchange, Inc.;

“connected persons”	has the meaning ascribed thereto in the Listing Rules

“Continuing Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the paragraph headed “The Continuing Connected Transactions” in this announcement;

“Directors”	the directors of the Company;

“Dongxing”
(Shenyang Brilliance Dongxing Automotive Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 17 March 1999 and a wholly owned subsidiary of the Company. The principal activities of Dongxing are the manufacture and trading of automotive components and remodelling minibuses and sedans in the PRC;

“Financial Assistance”	The financial assistance provided to/by the Group by/to connected persons as set out in the paragraph headed “The Financial Assistance” in this announcement;

“Group”	the Company and its subsidiaries;

“Independent Board Committee”
the independent committee of Board, comprising of Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive Directors, formed to advise the Shareholders as to (i) the terms of the Continuing Connected Transactions and the caps on the relevant Continuing Connected Transactions for the three financial years ending 31 December 2008; and (ii) the Financial Assistance;

“Independent Financial Adviser”
Partners Capital International Limited, a corporation licensed to carry out regulated activities type 1 (dealing in securities) and type 6 (advising on corporate finance) under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), the independent financial adviser appointed for the purpose of advising the Independent Board Committee and the Shareholders as to (i) the terms of the Continuing Connected Transactions and the caps on the relevant Continuing Connected Transactions for the three financial years ending 31 December 2008; and (ii) the Financial Assistance;

“JinBei”
(Shenyang JinBei Automotive Company Limited*), a company incorporated in the PRC on 14 May 1984 whose shares are listed on the Shanghai Stock Exchange and holder of the 49% equity interests in Shenyang Automotive;

“JinBei Group”	JinBei and its subsidiaries and associates, other than Shenyang Automotive;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Ningbo Yuming”
(Ningbo Yuming Machinery Industrial Co., Ltd.*), a wholly foreign owned joint venture established in the PRC on 14 August 1993. Ningbo Yuming is currently a wholly foreign owned enterprise in the PRC and a wholly owned subsidiary of the Company. The principal activities of Ningbo Yuming are the manufacture and sale of automotive components in the PRC;

“PRC”	The People’s Republic of China and for the sole purpose of this announcement shall exclude Hong Kong, Macau Special Administrative Region and Taiwan;

“RMB”	renminbi, the lawful currency of the PRC;

“Shares”	shares of US$0.01 each;

“Shareholder(s)”	holder(s) of shares of the Company;

“Shenyang Automotive”
(Shenyang Brilliance JinBei Automobile Co., Ltd.*), a sino-foreign equity joint venture established in the PRC on 19 July 1991 and whose equity interests are owned as to 51% by the Company and as to 49% by JinBei. The principal activities of Shenyang Automotive are the manufacture, assembly and sale of minibuses and sedans as well as automotive components in the PRC;

“Shenyang Brilliance Power”
(Shenyang Brilliance Power Train Machinery Co., Ltd.*), an equity joint venture established in the PRC on 13 December 2004 in which the Company has an effective equity interest of 75.01%. The principal activities of Shenyang Brilliance Power are the manufacture and sale of power train in the PRC;

“Special General Meeting”
the special general meeting of the Company to be convened for the purpose of considering, and if thought fit, approving (i) the terms of the Continuing Connected Transactions and the caps on the relevant Continuing Connected Transactions for the three financial years ending 31 December 2008; and (ii) the Financial Assistance;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“US$”	United States dollars, the lawful currency of the United States of America;

“Waiver”
the waiver from the Stock Exchange from strict compliance with the requirements of the then Chapter 14 of the Listing Rules in respect of the connected transactions as set out in the paragraph headed “The Continuing Connected Transactions — Background of the Continuing Connected Transactions” above; and

“Xing Yuan Dong”
(Shenyang XingYuanDong Automobile Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 12 October 1998 and a wholly owned subsidiary of the Company. The principal activities of Xing Yuan Dong are the manufacture and trading of automotive components in the PRC.

As at the date of this announcement, the Board comprises five executive Directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Lin Xiaogang, Mr. Lei Xiaoyang, Mr. He Guohua and Mr. Wang Shiping; one non-executive Director, Mr. Wu Yong Cun; and three independent non-executive Directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.
By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 16 December 2005
* for identification purposes only